FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Clay, Jr., John W.	2. Issuer Name and Ticker or Trading Symbol SunTrust Banks, Inc. - STI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice Chairman
(Last) (First) (Middle) 303 Peachtree St.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 58-1575035	4. Statement for Month/Day/Year January 24, 2003
(Street) Atlanta, GA 30308		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/24/03		G	V	1,200	D		32,703	D	(1)
Common Stock								8,738	I	Spouse
Common Stock								8,287.177	I	401(k)(2)
Common Stock								4,171.532	I	Family Trust(3)
Common Stock								1,119.380	I	Family Trust(4)
Common Stock								503.841	I	Family Trust(5)
Common Stock								200	I	Family Trust(6)
Common Stock								6,434	I	Unitrust(7)
Common Stock								38,000	I	Restricted Stock(8)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units(9)	1 for 1							(9)	(9)	Common Stock			5,491.745	D
Phantom Stock Units(10)	1 for 1							(10)	(10)	Common Stock			40,000	D
Option(11)	30.25							8/8/95	8/7/05	Common Stock			14,500	D
Option(12)	73.0625							11/9/02	11/9/09	Common Stock			15,000	D
Option(13)	51.125							11/14/03	11/14/10	Common Stock			50,000	D
Option (13)	64.57							11/13/04	11/13/11	Common Stock			100,000	D

Explanation of Responses:

(1) 760 shares were also transferred to Mr. Clay's direct ownership from the John Clay Children's Family Trust.
(2) Because the stock fund component of the 401(k) Plan is accounted for in unit accounting, the number of share equivalents varies based on the closing price of SunTrust stock on the applicable measurement date.
(3) John Clay Children's Family Trust.
(4) In family trust for Madelaine Wood Clay.
(5) In family trust for Abigail Campbell Clay.
(6) In family trust for Anne Cecile Meredith.
(7) In charitable lead unitrust.
(8) Restricted stock held under 1986 SunTrust Executive Stock Plan and 1995 SunTrust Executive Stock Plan. Subject to certain vesting conditions. Restricted stock agreements contain tax withholding features allowing stock to be withheld to satisfy tax withholding obligations. Both plans are exempt under Rule 16(b)-3.
(9) The reported phantom stock units were acquired under SunTrust Banks, Inc.'s 401(k) excess benefit plan.
(10) Granted in exchange for restricted stock. Will be paid out on various dates.
(11) This option becomes exercisable in 10% increments over 10 years or in the event of death, disability or change of control. This option was granted pursuant to the 1995 SunTrust Executive Stock Plan.
(12) Granted pursuant to the 1995 SunTrust Executive Stock Plan.
(13) Granted pursuant to the SunTrust Banks, Inc. 2000 Stock Plan.

By: /s/ Margaret Hodgson, Attorney-in-Fact for John W. Clay, Jr. **Signature of Reporting Person	January 28, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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